July 29, 2010
BY EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5553
Attention: Stephan G. Krikorian, Accounting Branch Chief

Re:	XATA Corporation Form 10-Q for the quarterly period ended March 31, 2006 File No. 000-27166
Ladies and Gentlemen:
     On behalf of XATA Corporation (“XATA” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Krikorian’s letter dated July 14, 2010.
     XATA hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) XATA may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Krikorian, by overnight mail, a copy of this letter.
Form 10-Q for Quarterly Period Ended March 31, 2010
Note 3. Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC Acquisition, page 16
1.	Comment: We note that you issued contingent consideration that provides for the potential issuance of additional shares of common stock based on achieving certain targets. We further note that you classified this arrangement as equity instead of as a liability. Please provide your analysis that supports your classification. We refer you to ASC 805-30-25-6. Your response should specifically address whether the monetary obligation is predominantly based on ASC 480-10-25-14(b). In addition, you should address ASC 815-40-15-7 and consider that the settlement amount might be variable. In this regard, consider whether the inputs that would affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

U.S. Securities and Exchange Commission
July 29, 2010

Response: Our analysis supporting our classification of the contingent consideration to be paid in connection with our acquisition of Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC is as follows:
Overview
As part of the total consideration for the acquisition of Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC (collectively, “Turnpike”), the sellers will be paid potential earn-outs up to an additional 2,500,000 shares of common stock of XATA upon achievement by Turnpike of certain performance goals for 2010, 2011, and 2012 fiscal years. Pursuant to the terms of the purchase agreement between XATA and the Turnpike equity holders (as filed with the SEC as Exhibit 10.1 to XATA’s Current Report on 8-K dated December 4, 2009, the “Purchase Agreement”), the earn-out amount of $2,500,000 to be paid for each of the three earn-out periods is to be paid in common stock of XATA at a fixed per share value of $3.00 (the 90 day trailing price at the time the Purchase Agreement was executed), or 833,333 shares for each of the earn-out years. A small portion of the Turnpike equity holders were not accredited US investors and, pursuant to the terms of the Purchase Agreement, their portion of any earn-out payment will be made in cash rather than shares of XATA common stock. The number of shares that would otherwise have been paid upon each earn-out to the non-accredited US investors is 23,250 for each of the earn-out years. This earn-out amount will be recorded as a liability at fair value and any adjustments will be recognized through the income statement. The remaining 810,083 shares will be settled in common stock of XATA.
Guidance
ASC — 805 — Business Combinations
ASC — 480 — Distinguishing Liabilities from Equity
ASC — 815 — Derivatives and Hedging
Application of Guidance
ASC 805-30-25-6 — The acquirer shall classify an obligation to pay contingent consideration as a liability or as equity in accordance with Subtopics 480-10 and 815-40 or other applicable generally accepted accounting principles (GAAP). For example, Subtopic 480-10 provides guidance on whether to classify as a liability a contingent consideration arrangement that is, in substance, a put option written by the acquirer on the market price of the acquirer’s shares issued in the business combination.
     Management’s Response:
     See discussion below.
ASC 480-10-25-14(b) — A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a

U.S. Securities and Exchange Commission
July 29, 2010

conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)
b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and settleable with a variable number of the issuer’s equity shares)
c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).
Management’s Response:
The number of shares for settlement is fixed.
There is a fixed number of shares to be issued on the 12, 24 and 36 month anniversaries. The fixed number of shares is determined at the inception of the Purchase Agreement based on the following calculation from Section 2.5(d), 2.5 (e), and 2.5(f) in Purchase Agreement. The number of shares on each anniversary is based on $2,500,000 (“First Earnout Amount”, “Second Earnout Amount”, and “Third Earnout Amount”) divided by $3.00 (“Per Share Price”). Refer to Purchase Agreement pages 5, 7, 9, and 10 for definitions of terms.
The calculation is as follows: 810,083 shares on each anniversary ($2,500,000 ÷ $3.00 – 23,250 (shares settled in cash)).
ASC 815-40-15-7 — An entity shall evaluate whether an equity-linked financial instrument (or embedded feature), as discussed in paragraphs 815-40-15-5 through 15-8 is considered indexed to its own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:
a. Evaluate the instrument’s contingent exercise provisions, if any.
b. Evaluate the instrument’s settlement provisions.
Management’s Response:
There are no contingent exercise provisions. Upon evaluation of the step 2 provisions noted in the “Guidance” section above, the Company noted that the number of shares for settlement is fixed with no potential for adjustment or modification

U.S. Securities and Exchange Commission
July 29, 2010

Conclusion
The number of shares to be issued for the earn-out is fixed with no potential for adjustment or modification; therefore, we recorded the earn-out as equity once shareholder approval had been obtained for the Turnpike transaction (which shareholder approval was obtained on February 17, 2010). Based on ASC 815-40-25 paragraphs 7-10 and 19-24, liability treatment is appropriate until shareholder approval is obtained and the issuance of shares is “within the control” of the Company. During the time the earn-out was recorded as a liability, the Company re-measured and recorded the liability at fair value each period with a mark-to-market charge to the income statement. Also, a small portion of the sellers are non-accredited US investors and their earn-out cannot be settled in shares and must be settled in cash. The shares to the non-accredited US investors are 23,250 for each of the earn-out years. This earn-out amount is recorded as a liability at fair value and any adjustments to fair value are recognized through the income statement.
          If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (952) 707-5648 or Wes Fredenburg at (952) 707-5656. My fax number is (952) 641-5848.

Sincerely,
/s/ Mark E. Ties
Mark E. Ties
Chief Financial Officer

cc:	Wes Fredenburg Michael Coddington